UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File No. 1-13146

THE GREENBRIER COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Oregon 93-0816972

(State of Incorporation) (I.R.S. Employer Identification No.)

One Centerpointe Drive, Suite 200, Lake Oswego, OR 97035

(Address of principal executive offices) (Zip Code)

Christian M. Lucky

(503) 684-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended August 31, 2025.

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

During the period from January 1, 2025 to December 31, 2025, The Greenbrier Companies, Inc. (the “Company,” “Greenbrier,” “we,” “us” or “our”) manufactured a small number of freight railcar products that may contain conflict minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010) that we believe are necessary to the functionality or production of those products. Conflict minerals constitute only a small portion of the materials content of those products, and an even smaller portion of all of our manufactured products.

A copy of the Company’s 2025 Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.gbrx.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

Exhibit 1.01 – The Greenbrier Companies, Inc. 2025 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE GREENBRIER COMPANIES, INC.

(Registrant)

/s/ Christian M. Lucky May 29, 2026

Christian M. Lucky (Date)

Senior Vice President, Chief Legal and Compliance Officer